Exhibit 12(b)

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2012	2011	2010	2009	2008	2007
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$27,294	$52,740	$49,858	$42,378	$36,226	$47,456	$50,230
Other Interest (1)	777	1,408	1,127	433	1,571	1,367	4,538
Interest on Capital Lease Obligations	18,245	40,854	44,874	52,534	53,670	57,252	64,477
Estimated Interest Portion of Rental Expense	359	757	795	72	106	130	160

Total Fixed Charges	$46,675	$95,759	$96,654	$95,417	$91,573	$106,205	$119,405

Net Income	$20,449	$75,922	$85,334	$108,260	$90,688	$7,206	$55,591

Add (Deduct):
(Income) from Equity Investees	—	—	—	—	—	(1,381)	—
Income Tax Expense (Benefit)	12,273	46,591	52,000	59,936	54,220	12,729	36,940
Total Fixed Charges	46,675	95,759	96,654	95,417	91,573	106,205	119,405

Total Earnings before Taxes and Fixed Charges	$79,397	$218,272	$233,988	$263,613	$236,481	$124,759	$211,936

Ratio of Earnings to Fixed Charges	1.701	2.279	2.421	2.763	2.582	1.175	1.775

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.